Exhibit 99.1

KNOT Offshore Partners LP Announces Change to its Board of Directors

April 4, 2025

ABERDEEN, Scotland--(BUSINESS WIRE)-- KNOT Offshore Partners LP (NYSE:KNOP) (the “Partnership”)

The Partnership announced today that there has been a change on the board of directors of the Partnership.

The Partnership’s general partner has appointed Mr. Masami Okubo to replace Mr. Yasuhiro Fukuda, both of whom are employees of Nippon Yusen Kabushiki Kaisha (“NYK”), on the Partnership’s Board of Directors, effective April 1, 2025.

Mr. Okubo is the Managing Director of NYK Energy Transport (Atlantic) Ltd., based in London. From April 2024 to March 2025, he was Senior General Manager of NYK’s LNG Group, following two years as General Manager. Between 2016 and 2022, Mr. Okubo was Manager of NYK’s Offshore Business Group, having served in a variety of divisions since joining NYK in 1999. Mr. Okubo graduated from the University of Kyoto, Faculty of Education.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

KNOT Offshore Partners LP

Derek Lowe
Chief Executive Officer and Chief Financial Officer
Tel: +44 1224 618 420

Email: ir@knotoffshorepartners.com

Source: KNOT Offshore Partners LP